UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Quarter Ended June 30, 2021

Commission File Number 1-14840

AMDOCS LIMITED

Hirzel House, Smith Street,

St. Peter Port, Island of Guernsey, GY1 2NG

Amdocs, Inc.

1390 Timberlake Manor Parkway, Chesterfield, Missouri 63017

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AMDOCS LIMITED

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

FOR THE QUARTER ENDED JUNE 30, 2021

This report on Form 6-K shall be incorporated by reference into any Registration Statement filed by the Registrant that by its terms automatically incorporates the Registrant’s filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

PART I FINANCIAL INFORMATION

Item 1. Financial Statements

AMDOCS LIMITED

CONSOLIDATED BALANCE SHEETS

(dollar and share amounts in thousands, except per share data)

	As of
	June 30, 2021	September 30, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$853,301	$983,188
Short-term interest-bearing investments	193,353	752
Accounts receivable, net	925,118	861,033
Prepaid expenses and other current assets	213,387	229,604

Total current assets	2,185,159	2,074,577
Property and equipment, net	654,111	607,951
Lease assets	253,322	295,494
Goodwill	2,619,118	2,578,645
Intangible assets, net	279,247	296,334
Other noncurrent assets	576,544	488,620

Total assets	$6,567,501	$6,341,621

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$155,308	$110,142
Accrued expenses and other current liabilities	597,582	593,608
Accrued personnel costs	243,895	226,509
Short-term financing arrangement	—	100,000
Lease liabilities	58,031	59,100
Deferred revenue	220,389	126,841

Total current liabilities	1,275,205	1,216,200
Deferred income taxes and taxes payable	302,638	258,487
Lease liabilities	195,844	230,076
Long-term debt, net of unamortized debt issuance costs	644,414	644,023
Other noncurrent liabilities	475,652	327,680

Total liabilities	2,893,753	2,676,466

Equity:
Amdocs Limited Shareholders’ equity:
Preferred Shares — Authorized 25,000 shares; £0.01 par value; 0 shares issued and outstanding	—	—
Ordinary Shares — Authorized 700,000 shares; £0.01 par value; 281,878 and 279,578 issued and 126,605 and 131,535 outstanding, respectively	4,515	4,483
Additional paid-in capital	3,932,373	3,807,915
Treasury stock, at cost 155,273 and 148,043 ordinary shares, respectively	(6,083,290)	(5,543,321)
Accumulated other comprehensive income	5,273	11,662
Retained earnings	5,772,368	5,341,907

Total Amdocs Limited shareholders’ equity	3,631,239	3,622,646
Noncontrolling interests	42,509	42,509

Total equity	3,673,748	3,665,155

Total liabilities and equity	$6,567,501	$6,341,621

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020

Revenue	$1,066,254	$1,026,201	$3,201,331	$3,116,091
Operating expenses:
Cost of revenue	689,370	681,725	2,103,601	2,052,007
Research and development	80,794	70,093	231,617	206,199
Selling, general and administrative	122,401	109,612	361,240	352,187
Amortization of purchased intangible assets and other	18,770	17,240	60,510	57,878

	911,335	878,670	2,756,968	2,668,271

Operating income	154,919	147,531	444,363	447,820
Interest and other income (expense), net	334	(2,417)	(9,698)	(5,059)
Gain from sale of a business	—	—	226,410	—

Income before income taxes	155,253	145,114	661,075	442,761
Income taxes	9,103	24,707	96,226	79,384

Net income	$146,150	$120,407	$564,849	$363,377

Basic earnings per share	$1.15	$0.90	$4.37	$2.71

Diluted earnings per share	$1.14	$0.90	$4.34	$2.70

Cash dividends declared per ordinary share	$0.36	$0.3275	$1.0475	$0.94

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

(dollar amounts in thousands)

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Net income	$146,150	$120,407	$564,849	$363,377
Other comprehensive (loss) income, net of tax:
Net change in fair value of cash flow hedges(1)	(4,755)	15,138	(5,702)	8,481
Net change in fair value of available-for-sale securities(2)	990	—	(687)	—

Other comprehensive (loss) income, net of tax	(3,765)	15,138	(6,389)	8,481

Comprehensive income	$142,385	$135,545	$558,460	$371,858

(1)

Net of tax benefit (expense) of $1,910 and $(1,480) for the three months ended June 30, 2021 and 2020, respectively and of $3,113 and $(2,719) for the nine months ended June 30, 2021 and 2020, respectively.

(2)	No tax (expense) benefit for the three and nine months ended June 30, 2021 and 2020.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive Income	Retained	Total Amdocs Limited Shareholders’	Non- controlling Interests	Total
	Shares	Amount	Capital	Stock	(1)	Earnings	Equity	(2)	Equity
Balance as of March 31, 2021	127,654	$4,513	$3,912,275	$(5,993,395)	$9,038	$5,671,798	$3,604,229	$42,509	$3,646,738
Comprehensive income:
Net income (2)	—	—	—	—	—	146,150	146,150	—	146,150
Other comprehensive loss	—	—	—	—	(3,765)	—	(3,765)	—	(3,765)

Comprehensive income							142,385	—	142,385
Employee stock options exercised	103	2	6,107	—	—	—	6,109	—	6,109
Repurchase of shares	(1,158)	—	—	(89,895)	—	—	(89,895)	—	(89,895)
Cash dividends declared ($0.36 per ordinary share)	—	—	—	—	—	(45,580)	(45,580)	—	(45,580)
Issuance of restricted stock, net of forfeitures	6	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	13,991	—	—	—	13,991	—	13,991

Balance as of June 30, 2021	126,605	$4,515	$3,932,373	$(6,083,290)	$5,273	$5,772,368	$3,631,239	$42,509	$3,673,748

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive Income (Loss)	Retained	Total Amdocs Limited Shareholders’	Non- controlling Interests	Total
	Shares	Amount	Capital	Stock	(1)	Earnings	Equity	(2)	Equity
Balance as of March 31, 2020	133,500	$4,477	$3,759,798	$(5,392,457)	$(9,204)	$5,173,689	$3,536,303	$42,509	$3,578,812
Comprehensive income:
Net income (2)	—	—	—	—	—	120,407	120,407	—	120,407
Other comprehensive income	—	—	—	—	15,138	—	15,138	—	15,138

Comprehensive income							135,545	—	135,545
Employee stock options exercised	492	6	25,325	—	—	—	25,331	—	25,331
Repurchase of shares	(976)	—	—	(60,014)	—	—	(60,014)	—	(60,014)
Cash dividends declared ($0.3275 per ordinary share)	—	—	—	—	—	(43,568)	(43,568)	—	(43,568)
Issuance of restricted stock, net of forfeitures	3	—	—	—	—	—	—	—	—
Equity-based compensation expense related to employees	—	—	11,061	—	—	—	11,061	—	11,061

Balance as of June 30, 2020	133,019	$4,483	$3,796,184	$(5,452,471)	$5,934	$5,250,528	$3,604,658	$42,509	$3,647,167

(1)

As of June 30, 2021 and 2020, accumulated other comprehensive income is comprised of unrealized gain on derivatives, net of tax, of $13,134 and $12,426, unrealized loss on short-term interest-bearing investments, net of tax, of $(689) and $0, and unrealized loss on defined benefit plan, net of tax, of $(7,172) and $(6,492).

(2)

During the three and nine months ended June 30, 2021, and 2020, all of the Company’s net income is attributable to Amdocs Limited as the net income attributable to the Non-controlling interests is negligible.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

(dollar and share amounts in thousands, except per share data)

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive Income	Retained	Total Amdocs Limited Shareholders’	Non- controlling	Total
	Shares	Amount	Capital	Stock	(1)	Earnings	Equity	interests (2)	Equity
Balance as of September 30, 2020	131,535	$4,483	$3,807,915	$(5,543,321)	$11,662	$5,341,907	$3,622,646	$42,509	$3,665,155
Comprehensive income:
Net income (2)	—	—	—	—	—	564,849	564,849	—	564,849
Other comprehensive loss	—	—	—	—	(6,389)	—	(6,389)	—	(6,389)

Comprehensive income							558,460	—	558,460
Employee stock options exercised	1,463	20	84,515	—	—	—	84,535	—	84,535
Repurchase of shares	(7,230)	—	—	(539,969)	—	—	(539,969)	—	(539,969)
Cash dividends declared ($1.0475 per ordinary share)	—	—	—	—	—	(134,388)	(134,388)	—	(134,388)
Issuance of restricted stock, net of forfeitures	837	12	—	—	—	—	12	—	12
Equity-based compensation expense related to employees	—	—	39,943	—	—	—	39,943	—	39,943

Balance as of June 30, 2021	126,605	$4,515	$3,932,373	$(6,083,290)	$5,273	$5,772,368	$3,631,239	$42,509	$3,673,748

	Ordinary Shares		Additional Paid-in	Treasury	Accumulated Other Comprehensive Income (Loss)	Retained	Total Amdocs Limited Shareholders’	Non- controlling	Total
	Shares	Amount	Capital	Stock	(1)	Earnings	Equity	interests (2)	Equity
Balance as of September 30, 2019	134,773	$4,452	$3,667,662	$(5,182,409)	$(2,547)	$5,012,799	$3,499,957	$42,509	$3,542,466
Comprehensive income:
Net income (2)	—	—	—	—	—	363,377	363,377	—	363,377
Other comprehensive income	—	—	—	—	8,481	—	8,481	—	8,481

Comprehensive income							371,858	—	371,858
Employee stock options exercised	1,836	24	95,952	—	—	—	95,976	—	95,976
Repurchase of shares	(4,147)	—	—	(270,062)	—	—	(270,062)	—	(270,062)
Cash dividends declared ($0.94 per ordinary share)	—	—	—	—	—	(125,648)	(125,648)	—	(125,648)
Issuance of restricted stock, net of forfeitures	557	7	—	—	—	—	7	—	7
Equity-based compensation expense related to employees	—	—	32,570	—	—	—	32,570	—	32,570

Balance as of June 30, 2020	133,019	$4,483	$3,796,184	$(5,452,471)	$5,934	$5,250,528	$3,604,658	$42,509	$3,647,167

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(dollar amounts in thousands)

	Nine months ended June 30,
	2021	2020
Cash Flow from Operating Activities:
Net income	$564,849	$363,377
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	157,024	144,715
Amortization of debt issuance cost	409	9
Equity-based compensation expense	39,943	32,570
Gain from sale of a business	(226,410)	—
Deferred income taxes	(64,882)	43,916
Loss from short-term interest-bearing investments	1,006	—
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(121,653)	18,522
Prepaid expenses and other current assets	(434)	(12,603)
Other noncurrent assets	(19,387)	(14,110)
Lease assets and liabilities, net	6,724	(9,869)
Accounts payable, accrued expenses and accrued personnel	110,982	(98,670)
Deferred revenue	205,915	917
Income taxes payable, net	44,711	(13,752)
Other noncurrent liabilities	27,297	(1,566)

Net cash provided by operating activities	726,094	453,456

Cash Flow from Investing Activities:
Purchase of property and equipment, net (1)	(149,565)	(145,955)
Proceeds from sale of short-term interest-bearing investments	14,333	—
Purchase of short-term interest-bearing investments	(208,626)	—
Net cash paid for business and intangible assets acquisitions	(111,932)	(29,258)
Net cash received from sale of a business	288,990	—
Other	(332)	(5,290)

Net cash used in investing activities	(167,132)	(180,503)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	—	450,000
Payments under financing arrangements	(100,000)	(350,000)
Proceeds from issuance of debt, net	—	645,685
Repurchase of shares	(539,969)	(270,062)
Proceeds from employee stock option exercises	84,474	95,979
Payments of dividends	(131,892)	(120,493)
Payment of contingent consideration from a business acquisition	(1,462)	(1,411)
Other	—	(240)

Net cash (used in) provided by financing activities	(688,849)	449,458

Net (decrease) increase in cash and cash equivalents	(129,887)	722,411
Cash and cash equivalents at beginning of period	983,188	471,632

Cash and cash equivalents at end of period	$853,301	$1,194,043

Supplementary Cash Flow Information
Cash paid for:
Income taxes, net of refunds	$98,630	$33,829
Interest (2)	19,243	4,295

(1)	The amounts under “Purchase of property and equipment, net”, include proceeds from sale of property and equipment of $233 and $133 for the nine months ended June 30, 2021 and 2020, respectively.
(2)	The amounts under “Interest” include payments of interest to financial institution, tax authorities and other.

The accompanying notes are an integral part of these consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

1. Nature of Entity and Basis of Presentation

Amdocs Limited (the “Company”) is a leading provider of software and services to communications, cable and satellite, entertainment and media industry service providers of all sizes throughout the world. The Company and its consolidated subsidiaries operate in one segment and design, develop, market, support, implement and operate its open and modular cloud portfolio.

The Company is a Guernsey limited company, which directly or indirectly holds numerous subsidiaries around the world, the vast majority of which are wholly-owned. The majority of the Company’s customers are in North America, Europe, Asia-Pacific and the Latin America region. The Company’s main development facilities are located in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the United Kingdom and the United States.

The unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP and are denominated in U.S. dollars.

In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The preparation of financial statements during interim periods requires management to make numerous estimates and assumptions that impact the reported amounts of assets, liabilities, revenue and expenses. Estimates and assumptions are reviewed periodically and the effect of revisions is reflected in the results of operations for the interim periods in which changes are determined to be necessary.

The results of operations for the interim periods presented herein are not necessarily indicative of the results to be expected for the full fiscal year. These statements do not include all information and footnotes necessary for a complete presentation of financial position, results of operations and cash flows in conformity with GAAP. These statements should be read in conjunction with the Company’s consolidated financial statements for the fiscal year ended September 30, 2020, set forth in the Company’s Annual Report on Form 20-F filed on December 14, 2020 with the U.S. Securities and Exchange Commission, or the SEC. There have been no material changes to the company’s significant accounting policies from its Annual Report on Form 20-F for the fiscal year ended September 30, 2020, except for the policies noted below which changed as a result of the adoption of ASU No. 2016-13 “Measurement of Credit Losses on Financial Instruments”.

Update of Summary of Accounting Policies

Investments

The Company has short-term interest-bearing investments comprised of marketable securities and bank deposits. The Company classifies all of its marketable securities as available-for-sale securities and considers all of its marketable debt securities as available for use to meet the Company’s operational needs, including those with maturity dates beyond one year, and therefore classifies these securities within current assets on the consolidated balance sheets. Such marketable securities consist primarily of money market funds, corporate bonds and U.S government securities, which are stated at market value. The available-for-sale investments are carried at estimated fair value with any unrealized gains and losses, net of taxes, included in accumulated other comprehensive income in shareholders’ equity. The Company recognizes an impairment when there is a decline in the fair value of its investments below the amortized cost basis. For securities with an unrealized loss that the Company intends to sell, or it is more likely than not that the Company will be required to sell before recovery of their amortized cost basis, the entire difference between amortized cost and fair value is recognized in earnings and the available-for-sale debt security’s amortized cost basis is written down to its fair value at the reporting date. For securities that do not meet these criteria, the Company needs to assess whether the decline is as result of a credit loss, and if so, the decline is recognized in earnings, while declines in fair value related to other factors are recognized in other comprehensive (loss) income. The Company uses a discounted cash flow analysis to estimate credit losses. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Concentrations of Credit Risk

The Company evaluates accounts receivable and unbilled receivables to determine if they ultimately will be collected. Significant judgments and estimates are involved in performing this evaluation, which are based on factors that may affect a customer’s ability to pay, such as past experience, credit quality of the customer, age of the receivable balance and current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The allowance for doubtful accounts, net of credit losses is for expected credit losses resulting from accounts receivable and unbilled receivables for which their collection is not reasonably probable. The allowance for doubtful accounts as of June 30, 2021 and September 30, 2020, was $21,472 and $23,419, respectively.

Reclassification

From time to time, certain immaterial amounts in prior year financial statements may be reclassified to conform to the current year presentation.

2. Recent Accounting Standards

In March 2020, the Financial Accounting Standards Board, or FASB, issued Accounting Standard Update, or ASU No. 2020-04, “Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting”. The ASU provides temporary optional expedients and exceptions on certain contract modifications, hedge relationships and other transactions that reference London Inter-Bank Offered Rate (“LIBOR”) or other reference rates expected to be discontinued due to the reference rate reform. This ASU is effective as of March 12, 2020 through December 31, 2022. The Company is currently evaluating the impact of adoption of this ASU on its consolidated financial statements.

3. Adoption of New Accounting Standards

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes”. The ASU simplifies the accounting for income taxes by eliminating certain exceptions to the guidance in ASC 740 related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In November 2018, the FASB, issued ASU No. 2018-18, “Collaborative Arrangements”. The ASU clarifies the interaction between collaborative arrangements and the new revenue standards. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract”. The ASU amends the definition of hosting arrangement and requires a customer in a hosting arrangement that is a service contract to capitalize certain implementation costs as if the arrangement was an internal-use software project. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement”. The ASU eliminates, adds and modifies certain disclosure requirements for fair value measurements. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Changes to the Disclosure Requirements for Defined Benefit Plans”. The ASU makes minor changes to the disclosure requirement for employers that sponsor defined pension and/or other post-retirement benefit plans. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities”. The ASU amends existing guidance to simplify the application of hedge accounting in certain situations and allows companies to better align their hedge accounting with their risk management activities. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no material impact on the Company’s consolidated financial statements.

In January 2017, the FASB, issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment”. The ASU simplifies the accounting for goodwill impairment by removing Step 2 of the goodwill impairment test. The Company prospectively adopted this ASU effective October 1, 2020. As of the date of the adoption there was no impact on the Company’s consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments”. The Company adopted this ASU effective October 1, 2020, using the modified retrospective transition method. The Company updated the impairment model to utilize a forward-looking current expected credit losses model in place of the incurred loss methodology for financial instruments measured at amortized cost, including our accounts receivable and also modified its impairment model to the current expected credit losses model for available-for-sale debt securities and discontinued using the concept of “other than temporary” impairment on available-for-sale debt securities, see also Note 7. As of the date of the adoption, there is no material impact on the Company’s consolidated financial statements.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

4. Acquisitions and Divestiture of Subsidiaries

Divestiture of a Subsidiary

On November 10, 2020, the Company signed an agreement for the divestiture of OpenMarket for approximately $300,000 cash with Infobip Limited, a company in which One Equity Partners is the primary institutional investor. With this transaction, the Company divested a non-strategic asset in the mobile messaging domain, remaining laser-focused on its core strategic growth initiatives.

On December 31, 2020, the Company completed the divestiture. Based on the total consideration, the Company recorded pre-tax gain of $226,410, (net of immaterial transaction costs) in the Consolidated Statements of Income during the nine months ended June 30, 2021. In connection with this divestiture, $9,194 of net assets and $61,396 of goodwill, were disposed. The divestiture does not represent a strategic shift that will have a major effect on operations and financial results and, therefore, did not qualify for presentation as a discontinued operation, see also Note 10.

Acquisitions

During the nine months ended June 30, 2021, the Company acquired three immaterial technology companies, for an aggregate net consideration of $101,864 in cash, and a potential for additional consideration subject to the achievement of certain performance metrics. Among them the largest of the three is “Sourced Group Worldwide Inc.”, (“Sourced”), a leading global technology consultancy specializing in large-scale cloud transformations for sophisticated, high-end enterprise customers in different industries such as communications, financial services and others.

In allocating the total preliminary purchase price for Sourced, based on estimated fair values, the Company recorded $79,192 of goodwill, $18,211 of customer relationships to be amortized over approximately seven years and $3,056 of core technology to be amortized over approximately three years.

5. Revenue Recognition

Contract Balances

The following table provides information about accounts receivable, both billed and unbilled and deferred revenue:

	As of
	June 30, 2021	September 30, 2020
Accounts receivable - billed (net of allowances for credit losses of $21,472 and $23,419 as of June 30, 2021 and September 30, 2020, respectively)	$747,952	$685,485

Accounts receivable – unbilled (current)	$177,166	$175,548
Accounts receivable – unbilled (non-current)	$32,933	$42,089

Total Accounts receivable - unbilled	$210,099	$217,637

Deferred revenue (current)	$(220,389)	$(126,841)
Deferred revenue (non-current)	$(137,920)	$(16,529)

Total Deferred revenue	$(358,309)	$(143,370)

Revenue recognized during the three and nine months ended June 30, 2021, which was included in deferred revenue (current) as of September 30, 2020 was $5,574 and $108,521 respectively. Revenue recognized during the three and nine months ended June 30, 2020, which was included in deferred revenue (current) as of September 30, 2019 was $14,747 and $92,856, respectively.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Remaining Performance Obligations from Contracts with Customer

As of June 30, 2021, the aggregate amount of the transaction price allocated to remaining performance obligations that are unsatisfied or partially unsatisfied was approximately $6.7 billion. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration and therefore it is not comparable to what the Company considers to be next 12 months backlog. Given the profile of contract terms, the majority of this amount is expected to be recognized as revenue over the next three years.

Disaggregation of Revenue

The Company considers information that is regularly reviewed by its chief operating decision makers in evaluating financial performance to disaggregate revenue.

The following tables provide details of revenue by nature of activities and by geography:

Revenue by nature of activities

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020_
Managed services arrangements	$650,541	$604,457	$1,908,822	$1,788,161
Others	415,713	421,744	1,292,509	1,327,930

Total	$1,066,254	$1,026,201	$3,201,331	$3,116,091

Geographic Information

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
North America (mainly United States)	$686,136	$685,949	$2,068,637	$2,039,308
Europe	155,658	145,401	476,025	448,404
Rest of the world	224,460	194,851	656,669	628,379

Total	$1,066,254	$1,026,201	$3,201,331	$3,116,091

6. Fair Value Measurement

The Company accounts for certain assets and liabilities at fair value. Fair value is the price that would be received from selling an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

The three levels of inputs that may be used to measure fair value are as follows:

Level 1: Quoted prices in active markets for identical assets or liabilities;

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets), or other inputs that are observable (model-derived valuations in which significant inputs are observable) or can be derived principally from, or corroborated by, observable market data; and

Level 3: Unobservable inputs that are supported by little or no market activity that is significant to the fair value of the assets or liabilities.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The following tables present the Company’s assets and liabilities measured at fair value on a recurring basis as of June 30, 2021 and September 30, 2020:

	As of June 30, 2021
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$297,327	$—	$—	$297,327
Corporate bonds	—	182,863	—	182,863
U.S government treasuries	—	10,490	—	10,490

Total available-for-sale securities	297,327	193,353	—	490,680

Equity Investments	—	—	27,828	27,828

Derivative financial instruments, net	—	9,724	—	9,724
Other liabilities	—	—	(49,680)	(49,680)

Total	$297,327	$203,077	$(21,852)	$478,552

	As of September 30, 2020
	Level 1	Level 2	Level 3	Total
Available-for-sale securities:
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	—	752	—	752

Total available-for-sale securities	558,633	752	—	559,385

Equity Investments	—	—	24,211	24,211

Derivative financial instruments, net	—	20,636	—	20,636
Other liabilities	—	—	(19,641)	(19,641)

Total	$558,633	$21,388	$4,570	$584,591

Available-for-sale securities that are classified as Level 2 assets are priced using observable data that may include quoted market prices for similar instruments, market dealer quotes, market spreads, non-binding market prices that are corroborated by observable market data and other observable market information. The Company’s derivative instruments are classified as Level 2 as they represent foreign currency forward and option contracts valued primarily based on observable inputs including forward rates and yield curves. The Company did not have any transfers between Level 1 and Level 2 fair value measurements during the three and nine months ended June 30, 2021. Level 3 liabilities relate to certain acquisition-related liabilities, which were generally valued using a Monte-Carlo simulation model and based on estimates of potential pay-out scenarios, periodically valued every quarter. These liabilities were included in both accrued expenses and other current liabilities and other noncurrent liabilities as of June 30, 2021 and September 30, 2020. The increase in Level 3 liabilities was primarily recorded against goodwill in connection with acquisitions made during the period, as well as in the consolidated statement of income during the nine months ended June 30, 2021, as a result of changes in the fair value recorded, partially offset by payment of certain acquisition-related liabilities. Level 3 assets relate to equity investments, which were valued based on price changes in orderly transactions for similar private investments of the same issuer.

Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other current liabilities, accrued personnel costs and short-term financing arrangements approximate their fair value because of the relatively short maturity of these items, for the fair value of the Senior Notes, see Note 13.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

7. Available-For-Sale Securities

Available-for-sale securities consist of the following interest-bearing investments:

	As of June 30, 2021
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$297,327	$—	$—	$297,327
Corporate bonds	183,556	101	794	182,863
U.S government securities	10,486	4	—	10,490

Total(1)	$491,369	$105	$794	$490,680

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of June 30, 2021, $193,353 of securities were classified as short-term interest-bearing investments and $297,327 of securities were classified as cash and cash equivalents.

	As of September 30, 2020
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money market funds	$558,633	$—	$—	$558,633
Corporate bonds	754	—	2	752

Total(1)	$559,387	$—	$2	$558,385

(1)

Available-for-sale securities with maturities longer than 90 days from the date of acquisition were classified as short-term interest-bearing investments and available-for-sale securities with maturities of 90 days or less from the date of acquisition were included in cash and cash equivalents on the Company’s balance sheet. As of September 30, 2020, $752 of securities were classified as short-term interest-bearing investments and $558,633 of securities were classified as cash and cash equivalents.

As of June 30, 2021, the immaterial unrealized losses attributable to the Company’s available-for-sale securities were primarily due to credit spreads and interest rate movements. The Company assessed whether such unrealized losses for the investments in its portfolio were caused by expected credit loss. Based on this assessment, the Company did not recognize any credit losses in the three and nine months ended June 30, 2021 and 2020. Realized gains and losses on short-term interest-bearing investments are included in earnings and are determined based on specific identification method.

As of June 30, 2021, the Company’s available-for-sale securities had the following maturity dates:

Market Value
Due within one year	$316,325
1 to 2 years	11,677
2 to 3 years	48,663
3 to 4 years	65,892
Thereafter	48,123

$490,680

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

8. Derivative Financial Instruments

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company’s derivatives expose it to credit risks from possible non-performance by counterparties. The Company utilizes standard counterparty master netting agreements that net certain foreign currency transactions in the event of the insolvency of one of the parties to the transaction. These master netting arrangements permit the Company to net amounts due from the Company to a counterparty with amounts due to the Company from the same counterparty. Although all of the Company’s derivative assets and liabilities are subject to enforceable master netting arrangements, the Company has elected to present these assets and liabilities on a gross basis. Taking into account the Company’s right to net certain gains with losses, the maximum amount of loss due to credit risk that the Company would incur if all counterparties to the derivative financial instruments failed completely to perform, according to the terms of the contracts, based on the gross fair value of the Company’s derivative contracts that are favorable to the Company, was approximately $10,034 as of June 30, 2021. The Company has limited its credit risk by entering into derivative transactions exclusively with investment-grade rated financial institutions and monitors the creditworthiness of these financial institutions on an ongoing basis.

The Company classifies cash flows from its derivative transactions as cash flows from operating activities in the consolidated statements of cash flow.

The table below presents the total volume or notional amounts of the Company’s derivative instruments as of June 30, 2021. Notional values are in U.S. dollars and are translated and calculated based on forward rates as of June 30, 2021 for forward contracts, and based on spot rates as of June 30, 2021 for options.

Notional Value*
Foreign exchange contracts	$1,177,671

*	Gross notional amounts do not quantify risk or represent assets or liabilities of the Company but are used in the calculation of settlements under the contracts.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company records all derivative instruments on the balance sheet at fair value. For further information, please see Note 6 to the consolidated financial statements. The fair value of the open foreign exchange contracts recorded as an asset or a liability by the Company on its consolidated balance sheets as of June 30, 2021 and September 30, 2020, is as follows:

	As of
	June 30, 2021	September 30, 2020
Derivatives designated as hedging instruments
Prepaid expenses and other current assets	$7,613	$21,153
Other noncurrent assets	1,735	1,317
Accrued expenses and other current liabilities	(1,397)	(2,089)
Other noncurrent liabilities	(473)	—

	7,478	20,381
Derivatives not designated as hedging instruments
Prepaid expenses and other current assets	5,483	3,068
Accrued expenses and other current liabilities	(3,237)	(2,813)

	2,246	255

Net fair value	$9,724	$20,636

Cash Flow Hedges

In order to reduce the impact of changes in foreign currency exchange rates on its results, the Company enters into foreign currency exchange forward and option contracts to purchase and sell foreign currencies to hedge a significant portion of its foreign currency net exposure resulting from revenue and expense transactions denominated in currencies other than the U.S. dollar. The Company designates these contracts for accounting purposes as cash flow hedges. The Company currently hedges its exposure to the variability in future cash flows for a maximum period of approximately three years. A significant portion of the forward and option contracts outstanding as of June 30, 2021 is scheduled to mature within the next 12 months.

The effective portion of the gain or loss on the derivative instruments is initially recorded as a component of other comprehensive (loss) income, a separate component of shareholders’ equity, and subsequently reclassified into earnings in the same line item as the related forecasted transaction and in the same period or periods during which the hedged exposure affects earnings. The cash flow hedges are evaluated for effectiveness at least quarterly. As the critical terms of the forward contract or option and the hedged transaction are matched at inception, the hedge effectiveness is assessed generally based on changes in the fair value for cash flow hedges, as compared to the changes in the fair value of the cash flows associated with the underlying hedged transactions. Hedge ineffectiveness, if any, and hedge components, such as time value, excluded from assessment of effectiveness testing for hedges of estimated revenue from customers, are recognized immediately in interest and other income (expense), net.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s cash flow hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2021 and 2020, respectively, which partially offsets the foreign currency impact from the underlying exposures, is summarized as follows:

	Gains (Losses) Reclassified from
	Accumulated Other Comprehensive Income (Effective Portion)
	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Line item in consolidated statements of income:
Revenue	$(137)	$665	$(395)	$771
Cost of revenue	5,170	(417)	15,944	1,210
Research and development	1,661	167	4,943	595
Selling, general and administrative	1,521	384	5,378	1,161

Total	$8,215	$799	$25,870	$3,737

The activity related to the changes in net unrealized gains on cash flow hedges recorded in accumulated other comprehensive income, net of tax, is as follows:

	Nine months ended June 30,
	2021	2020
Net unrealized gains on cash flow hedges, net of tax, beginning of period	$18,836	$3,945
Changes in fair value of cash flow hedges, net of tax	17,595	11,169
Reclassification of net gains into earnings, net of tax	(23,297)	(2,688)

Net unrealized gains on cash flow hedges, net of tax, end of period	$13,134	$12,426

Net gains from cash flow hedges recognized in other comprehensive (loss) income were $17,055 and $14,937, or $17,595 and $11,169 net of taxes, during the nine months ended June 30, 2021 and 2020, respectively.

Of the net unrealized gains related to derivatives designated as cash flow hedges and recorded in accumulated other comprehensive income as of June 30, 2021, a net gain of $6,008 will be reclassified into earnings within the next 12 months and will partially offset the foreign currency impact from the underlying exposures. The amount ultimately realized in earnings will likely differ due to future changes in foreign exchange rates.

The ineffective portion of the change in fair value of a cash flow hedge, including the time value portion excluded from effectiveness testing for the three and nine months ended June 30, 2021 and 2020, was not material.

Cash flow hedges are required to be discontinued in the event it becomes probable that the underlying forecasted hedged transaction will not occur. The Company did not discontinue any cash flow hedges during any of the periods presented nor does the Company anticipate any such discontinuance in the normal course of business.

Other Risk Management Derivatives

The Company also enters into foreign currency exchange forward and option contracts that are not designated as hedging instruments under hedge accounting and are used to reduce the impact of foreign currency on certain balance sheet exposures and certain revenue and expense transactions.

These instruments are generally short-term in nature, with typical maturities of less than 12 months, and are subject to fluctuations in foreign exchange rates.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The effect of the Company’s derivative instruments not designated as hedging instruments in the consolidated statements of income for the three and nine months ended June 30, 2021 and 2020, respectively, which partially offsets the foreign currency impact from the underlying exposure, is summarized as follows:

	(Losses) Gains Recognized in Income
	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Line item in consolidated statements of income:
Cost of revenue	$1,448	$2,783	$4,749	$(1,496)
Research and development	456	592	1,054	(631)
Selling, general and administrative	521	361	1,265	(308)
Interest and other income (expense), net	(4,318)	(2,996)	(6,020)	(325)
Income taxes	(368)	(643)	(2,950)	396

Total	$(2,261)	$97	$(1,902)	$(2,364)

9.	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	As of
	June 30, 2021	September 30, 2020
Ongoing accrued expenses	$183,017	$217,133
Project-related provisions	130,115	121,658
Taxes payable	50,618	25,739
Dividends payable	45,580	43,084
Derivative instruments	4,634	4,902
Other	183,618	181,092

Accrued expenses and other current liabilities	$597,582	$593,608

10. Income Taxes

The provision (benefit) for income taxes for the following periods consisted of:

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Current	$46,207	$(10,059)	$161,108	$35,468
Deferred	(37,104)	34,766	(64,882)	43,916

Income taxes	$9,103	$24,707	$96,226	$79,384

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

The Company’s effective income tax rate varied from the statutory Guernsey tax rate as follows for the following periods:

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Statutory Guernsey tax rate	0%	0%	0%	0%
Foreign taxes (1)	5.9	17.0	14.6	17.9

Effective income tax rate	5.9%	17.0%	14.6%	17.9%

As a Guernsey company subject to a corporate tax rate of zero percent, the Company’s overall effective tax rate is attributable to foreign taxes. The change in rate is primarily driven by discrete items in the respective period presented as outlined below.

(1) Foreign taxes for the nine months ended June 30, 2021:

Foreign taxes in the nine months ended June 30, 2021 included an expense of $39,596 for the estimated additional tax charge as a result of the gain from sale of a business, see also Note 4.

Foreign taxes in the three and the nine months ended June 30, 2021 also included a benefit of $10,933 resulting from internal structural changes in certain jurisdictions in which the Company operates.

Foreign taxes in the nine months ended June 30, 2021 also included a benefit of $5,272 relating to release of gross unrecognized tax benefits due to expiration of the periods set forth in statutes of limitations in certain jurisdictions, and changes in facts and circumstances resulting in a change in measurement of certain positions.

(1) Foreign taxes for the nine months ended June 30, 2020:

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) to provide certain relief as a result of the COVID-19 outbreak. Some of the key income tax-related provisions of the CARES Act include, modification the usage of net operating losses, interest deductions and payroll benefits. Furthermore, other governments have and may continue to offer support to companies that operate in those countries.

Foreign taxes in the nine months ended June 30, 2020 included a tax benefit of $4,964 resulting from tax enactments related to COVID-19 in certain jurisdictions.

Foreign taxes in the nine months ended June 30, 2020 also included a benefit of $37,828 relating to release of gross unrecognized tax benefits relating to effectively settled arrangements with tax authorities, changes in facts and circumstances resulting in a change in measurement of certain positions and expiration of the periods set forth in statutes of limitations in certain jurisdictions. The majority of the benefit was offset by decrease in tax assets and increase in tax liabilities and as a result a net benefit of $11,877 and $13,294 was included within income tax expense for the three and the nine months ended June 30, 2020, respectively.

As of June 30, 2021, deferred tax assets of $61,671, derived primarily from tax credits, net capital and operating loss carry forwards related to some of the Company’s subsidiaries, were offset by valuation allowances due to the uncertainty of realizing tax benefit for such credits and losses.

The total amount of gross unrecognized tax benefits, which includes interest and penalties, was $186,701 as of June 30, 2021, all of which would affect the effective tax rate if realized.

As of June 30, 2021, the Company had accrued $22,188 in income taxes payable for interest and penalties relating to unrecognized tax benefits.

The Company is currently under audit in several jurisdictions for the tax years 2007 and onwards. Timing of the resolution of audits is highly uncertain and therefore the Company generally cannot estimate the change in unrecognized tax benefits resulting from these audits within the next 12 months.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

11. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Numerator:
Net income	$146,150	$120,407	$564,849	$363,377
Less-net income and dividends attributable to participating restricted shares	(1,615)	(927)	(5,654)	(2,642)

Numerator for basic earnings per common share	$144,535	$119,480	$559,195	$360,735

Add-undistributed income allocated to participating restricted shares	1,109	591	4,297	1,726
Less-undistributed income reallocated to participating restricted shares	(1,102)	(589)	(4,273)	(1,716)

Numerator for diluted earnings per common share	$144,542	$119,482	$559,219	$360,745

Denominator:
Weighted average number of shares outstanding - basic	127,172	133,150	129,362	134,013
Less-weighted average number of participating restricted shares	(1,406)	(1,025)	(1,295)	(974)

Weighted average number of common shares - basic	125,766	132,125	128,067	133,039

Effect of dilutive stock options granted	879	443	753	745

Weighted average number of common shares - diluted	126,645	132,568	128,820	133,784

Basic earnings per common share	$1.15	$0.90	$4.37	$2.71

Diluted earnings per common share	$1.14	$0.90	$4.34	$2.70

For the three and nine months ended June 30, 2021, 0 and 1,144 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. For the three and nine months ended June 30, 2020, 3,056 and 2,493 shares, respectively, on a weighted average basis, were attributable to antidilutive outstanding stock options. Shares attributable to antidilutive outstanding stock options were not included in the calculation of diluted earnings per share.

12. Repurchase of Shares

From time to time, the Company’s Board of Directors can adopt share repurchase plans authorizing the repurchase of the Company’s outstanding ordinary shares. On November 12, 2019, the Company’s Board of Directors adopted a share repurchase plan authorizing the repurchase of up to an additional $800,000 of the Company’s outstanding ordinary shares with no expiration date. In the nine months ended June 30, 2021, the Company repurchased 7,230 ordinary shares at an average price of $74.67 per share (excluding broker and transaction fees). The November 2019 plan permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate. As of June 30, 2021, the Company had remaining authority to repurchase up to $138,484 of its outstanding ordinary shares under the November 2019 Plan. On May 12, 2021, the Company’s Board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $1.0 billion of the Company’s outstanding ordinary shares, which brings the aggregate unused authorization under both the November 2019 and the May 2021 plans to $1.138 billion. The May 2021 plan has no expiration date and permits the Company to purchase its ordinary shares in the open market or through privately negotiated transactions at times and prices that it considers appropriate.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

13. Financing Arrangements

In December 2011, the Company entered into an unsecured $500,000 five-year revolving credit facility with a syndicate of banks (the “Revolving Credit Facility”). In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of June 30, 2021, the Company was in compliance with the financial covenants and had no outstanding borrowings under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in May 2020 the Company entered into an additional $100,000 one year loan which was repaid in full in May 2021.

In June 2020, the Company issued an aggregate principal amount of $650,000 in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. The Company incurred issuance costs of $6,121 in relation with the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are senior unsecured obligations of the Company and rank equally in right of payment with all existing and future senior indebtedness of the Company, including any indebtedness the Company may incur from time to time under the Revolving Credit Facility.

The total interest expenses recognized in connection of the Senior Notes for the three and nine months ended June 30, 2021 were $4,267 and $12,768, respectively. The accrued interest on the Senior Notes is included in accrued expenses and other current liabilities and was immaterial as of June 30, 2021. As of June 30, 2021, the noncurrent outstanding principal portion was $650,000.

The total estimated fair value of the Senior Notes as of June 30, 2021 was $651,482. The fair value was determined based on the closing trading price of Senior Notes as of June 30, 2021 and is deemed a Level 2 liability within the fair value measurement framework.

As of June 30, 2021, the Company had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $80,948. These were supported by a combination of the uncommitted lines of credit that the Company maintains with various banks.

14. Stock Option and Incentive Plan

In January 1998, the Company adopted the 1998 Stock Option and Incentive Plan, or Equity Incentive Plan, which provides for the grant of restricted stock awards, stock options and other equity-based awards to employees, officers, directors, and consultants. Since its adoption, the Equity Incentive Plan has been amended on several occasions to, among other things, increase the number of ordinary shares issuable under the Equity Incentive Plan. In January 2020, the maximum number of ordinary shares authorized to be granted under the Equity Incentive Plan was increased from 67,550 to 70,550. Awards granted under the Equity Incentive Plan generally vest over a period of three to four years subject to service based conditions or a combination of service and performance-based conditions and stock options have a term of ten years. Also, in accordance with the Equity Incentive Plan, options are issued at or above the market price at the time of grant.

During the nine months ended June 30, 2021, the Company granted 1,018 restricted shares and options to purchase 62 ordinary shares. The weighted average fair values associated with these grants were $66.88 per restricted share and $7.82 per option.

Equity-based payments to employees, including grants of employee stock options, are recognized in the statements of income based on their fair values.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

Employee equity-based compensation pre-tax expense for the three and nine months ended June 30, 2021 and 2020 was as follows:

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Cost of revenue	$6,020	$4,985	$16,543	$15,024
Research and development	1,032	711	2,876	2,237
Selling, general and administrative	6,939	5,365	20,524	15,309

Total	$13,991	$11,061	$39,943	$32,570

The Company recognizes compensation costs for its equity incentive grants using the graded vesting attribution method. As of June 30, 2021, there was $60,369 of unrecognized compensation expense related to unvested stock options and unvested restricted shares which is expected to be recognized over a weighted average period of approximately one year, based on the vesting periods of the grants.

15. Dividends

The Company’s Board of Directors declared the following dividends during the nine months ended June 30, 2021 and 2020:

Declaration Date	Dividends Per Ordinary Share	Record Date	Total Amount	Payment Date
May 12, 2021	$0.36	June 30, 2021	$45,580	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$45,958	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42,850	January 22, 2021
May 7, 2020	$0.3275	June 30, 2020	$43,568	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43,723	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38,357	January 24, 2020

The amounts payable as a result of the May 12, 2021 and May 7, 2020 declarations were included in accrued expenses and other current liabilities as of June 30, 2021 and 2020, respectively.

On August 4, 2021 the Company’s Board of Directors approved the next quarterly dividend payment of $0.36 per share and set September 30, 2021 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 29, 2021.

AMDOCS LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(dollar and share amounts in thousands, except per share data or as otherwise disclosed)

16. Contingencies

Legal Proceedings

The Company is involved in various legal claims and proceedings arising in the normal course of its business. The Company accrues for a loss contingency when it determines that it is probable, after consultation with counsel, that a liability has been incurred and the amount of such loss can be reasonably estimated. At this time, the Company believes that the results of any such contingencies, either individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In June 2021, the two federal securities lawsuits against Amdocs were voluntarily dismissed. Specifically, the plaintiffs in the two separate lawsuits alleging violations of federal securities laws that were filed against Amdocs and certain of its current and former officers in April 2021 (Glover v. Amdocs Ltd., et. al, 4:21-cv-00418, E.D. Mo. and Marn v. Amdocs Ltd. et. al, 2:21-cv-03078-CAS-PVC, C.D. Ca.) each voluntarily dismissed their respective actions without prejudice as to all defendants and no other litigation with respect to the allegations in those actions is pending.

Certain of the Company’s subsidiaries are currently in a dispute with a state-owned telecom enterprise in Ecuador, which appears to have political aspects. The Company’s counterparty has claimed monetary damages. The dispute is over contracts, under which the Company was providing certain services, which have been terminated by the counterparty in connection with such dispute and which are under scrutiny by certain local governmental authorities. The Company believes it has solid arguments and is vigorously defending its rights. To date, however, the Ecuadorian Courts have responded to such defense efforts, including motions alleging constitutional defects, in an inconsistent manner. While we have achieved some successes, the majority of the procedures are still ongoing. The Company is unable to reasonably estimate the ultimate outcome of the above dispute.

Item 2. Operating and Financial Review and Prospects

Forward Looking Statements

This section contains forward-looking statements (within the meaning of the United States federal securities laws) that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as “expect”, “anticipate”, “believe”, “seek”, “estimate”, “project”, “forecast”, “continue”, “potential”, “should”, “would”, “could”, and “may”, and other words that convey uncertainty of future events or outcome. Statements that we make in this document that are not statements of historical fact also may be forward-looking statements. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control. You should not place undue reliance on forward-looking statements. Although we may elect to update forward-looking statements in the future, we disclaim any obligation to do so, even if our assumptions and projections change, except where applicable law may otherwise require us to do so. Readers should not rely on those forward-looking statements as representing our views as of any date subsequent to the date of this report.

Important factors that may affect these projections or expectations include, but are not limited to: changes in the overall economy; the duration and severity of the COVID-19 (coronavirus) pandemic, and its impact on the global economy; changes in competition in markets in which we operate; changes in the demand for our products and services; consolidation within the industries in which our customers operate; the loss of a significant customer; changes in the telecommunications regulatory environment; changes in technology that impact both the markets we serve and the types of products and services we offer; financial difficulties of our customers; losses of key personnel; difficulties in completing or integrating acquisitions; litigation and regulatory proceedings; and acts of war or terrorism. For a discussion of these important factors and other risks including the COVID-19 risk, please read the information set forth under the caption “Risk Factors” in our Annual Report on Form 20-F for fiscal year 2020, filed on December 14, 2020 with the U.S. Securities and Exchange Commission.

Overview of Business and Trend Information

Amdocs is a leading provider of software and services for more than 350 communications, Pay TV, entertainment and media industry and other service providers in developed countries and emerging markets. Amdocs also holds relationships with hundreds of content owners and distributors around the globe. Our software and services, which we develop, implement and manage, are designed to meet the business imperatives of our customers and help them modernize, automate and digitize their business in the cloud. These imperatives address service provider needs around consumer experience and monetization; media and digital services; enterprise and connected society; open cloud and 5G networks; new domains and disruptions, and services and hybrid operations.

We believe the demand for our solutions is driven by our clients’ continued migration to the cloud, deployment of 5G networks and transformation into digital service providers to provide wireless access services, content and applications (apps) on any device through digital and non-digital channels. Regardless of whether service providers are bringing their first offerings to market, scaling for growth, consolidating systems or transforming the way they do business, we believe that they seek to differentiate themselves by delivering a customer experience that is simple, personal, contextual and valuable at every point of engagement and across all channels.

Our offerings are designed to meet the challenges facing our customers as they transform into digital service providers within the framework of a hybrid IT environment, which requires them to rapidly introduce new cloud-native applications while still operating legacy systems. They enable modular expansion as a service provider evolves, ensuring low-cost and reduced-risk implementations, while their microservices-based architecture enables the rapid deployment of complex applications as suites of independently deployable services that can be frequently upgraded via DevOps. Our comprehensive line of services is designed to address every stage of a service provider’s lifecycle. They include end-to-end systems integration services, managed services, quality engineering services, cloud services, digital business operations, and consulting services.

We conduct our business globally, and as a result we are subject to the effects of global economic conditions and, in particular, market conditions in the communications and media industry. In the nine months ended June 30, 2021, customers in North America accounted for 64.6% of our revenue, while customers in Europe and the rest of the world accounted for 14.9% and 20.5%, respectively. We maintain and support development facilities in Brazil, Canada, Cyprus, India, Ireland, Israel, Mexico, the Philippines, the UK and the United States.

We derive our revenue principally from:

•	the initial sales of licenses to use our products and related services, including modification, implementation, integration and customization services,

•	providing managed services in our domain expertise and other related services, and

•	recurring revenue from ongoing support, maintenance and enhancements provided to our customers, and from incremental license fees resulting from increases in a customer’s business volume.

Our results of operations are affected by general economic conditions and the level of economic activity in the industries and markets that we serve. The current COVID-19 pandemic has increased that level of volatility and uncertainty globally and has created economic disruption. While the extent of the impact of the COVID-19 pandemic on our business remains uncertain and the rate and pace of recovery has differed by geography and industry, we are currently performing on our obligations while implementing some modifications, including, among others, travel restrictions and moving our employees to work from home or hybrid home-office arrangements where permissible, while prioritizing the well-being of our employees. Despite operating under the pandemic global restrictions, we are able to continue to seamlessly operate our customers’ mission-critical systems without interruption.

In addition, as a result of the business disruption caused by the COVID-19 pandemic, we cannot predict all possible scenarios and our outlook maybe impacted materially as our customers continue to evaluate their strategic business priorities and future pace of investments. We are actively monitoring the pandemic and managing our business to respond to the impact of COVID-19. In addition, foreign exchange rates fluctuation may continue to present challenges in future periods should significant increases in volatility in foreign exchange markets occur. Although we try to mitigate the foreign currency exchange rates impact on our results through our hedging policy, we cannot assure that we will be able to effectively limit all of our exposure.

Revenue Recognition, we recognize revenue under the five-step methodology required under ASC 606, which requires us to identify the contract with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations identified, and recognize revenue when (or as) each performance obligation is satisfied.

As a significant portion of our revenue is satisfied over time as work progresses, the annual and quarterly operating results may be affected by the size and timing of the initiation of customer projects as well as our progress in completing such projects.

For our primary revenue categories, related performance obligations, and associated recognition patterns please see Note 5 to our consolidated financial statements.

Revenue generated in connection with managed services arrangements is a significant part of our business, generating substantial, long-term recurring revenue streams and cash flow. Managed services arrangements include management of data center operations and IT infrastructure, application management and ongoing support, management of end-to-end business processes, and managed transformation that includes both a transformation project as well as taking over managed services responsibility. Revenue from managed services arrangements accounted for approximately $650.5 million and $604.5 million in the three months ended June 30, 2021 and 2020, respectively, and $1.91 billion and $1.79 billion in the nine months ended June 30, 2021 and 2020, respectively. Managed services engagements can be less profitable in their early stages; however, margins tend to improve over time, and this improvement is seen more rapidly in the initial period of an engagement, as we derive benefit from the operational efficiencies and from changes in the geographical mix of our resources.

Recent Accounting Standards

Please see Note 2 to our consolidated financial statements.

Results of Operations

The following table sets forth for the three and nine months ended June 30, 2021 and 2020. Certain items in our consolidated statements of income are reflected as a percentage of revenue (figures may not sum because of rounding):

	Three months ended June 30,		Nine months ended June 30,
	2021	2020	2021	2020
Revenue	100%	100%	100%	100%
Operating expenses:
Cost of revenue	64.7	66.4	65.7	65.9
Research and development	7.6	6.8	7.2	6.6
Selling, general and administrative	11.5	10.7	11.3	11.3
Amortization of purchased intangible assets and other	1.8	1.7	1.9	1.9

	85.5	85.6	86.1	85.6

Operating income	14.5	14.4	13.9	14.4
Interest and other income (expense), net	—	(0.2)	(0.3)	(0.2)
Gain from sale of a business	—	—	7.1	—

Income before income taxes	14.6	14.1	20.7	14.2
Income taxes	0.9	2.4	3.0	2.5

Net income	13.7%	11.7%	17.6%	11.7%

Nine Months Ended June 30, 2021 and 2020

The following is a tabular presentation of our results of operations for the nine months ended June 30, 2021 compared to the nine months ended June 30, 2020. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Nine months ended June 30,		Increase (Decrease)
	2021	2020	Amount	%
	(in thousands)
Revenue	$3,201,331	$3,116,091	$85,240	2.7%
Operating expenses:
Cost of revenue	2,103,601	2,052,007	51,594	2.5
Research and development	231,617	206,199	25,418	12.3
Selling, general and administrative	361,240	352,187	9,053	2.6
Amortization of purchased intangible assets and other	60,510	57,878	2,632	4.5

	2,756,968	2,668,271	88,697	3.3

Operating income	444,363	447,820	(3,457)	(0.8)
Interest and other income (expense), net	(9,698)	(5,059)	(4,639)	91.7
Gain from sale of a business	226,410	—	226,410	100.0

Income before income taxes	661,075	442,761	218,314	49.3
Income taxes	96,226	79,384	16,842	21.2

Net income	$564,849	$363,377	$201,472	55.4%

Revenue. Revenue increased by $85.2 million, or 2.7%, to $3,201.3 million in the nine months ended June 30, 2021, from $3,116.1 million in the nine months ended June 30, 2020. The increase in revenue was attributable to increased managed services arrangements including managed transformation activities. Revenue for the nine months ended June 30, 2021 increased by 2.7% compared to the nine months ended June 30, 2020, including approximately 1.3% positive foreign exchange fluctuations impact and was positively affected by activities related to acquisitions completed in fiscal year 2020 and negatively affected by a decrease in revenue as a result of the divestiture of OpenMarket completed on December 31, 2020.

In the nine months ended June 30, 2021, revenue from customers in North America, Europe and the rest of the world accounted for 64.6%, 14.9% and 20.5%, respectively, of total revenue, compared to 65.4%, 14.4% and 20.2%, respectively, in the nine months ended June 30, 2020. Revenue from customers in North America increased during the nine months ended June 30, 2021, while total revenue increased at a slightly higher rate, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue. The increase in revenue from customers in North America in absolute amount was primarily attributable to higher revenue from managed services arrangements from key customers in North America and to a lesser extent to activities related to fiscal year 2020 acquisitions, which was partially offset by the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in Europe increased during the nine months ended June 30, 2021 and was positively affected by foreign exchange fluctuations impact. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities while we expand our presence in this region, partially offset by the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in the rest of the world in Asia-Pacific increased during the nine months ended June 30, 2021 and was partially offset by other regions within the rest of the world.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $51.6 million, or 2.5%, to $2,103.6 million in the nine months ended June 30, 2021, from $2,052.0 million in the nine months ended June 30, 2020. The cost of revenue as a percentage of revenue remained stable, in the nine months ended June 30, 2021 compared to the nine months ended June 30, 2020, however, excluding the impact of changes of certain acquisition-related liabilities measured at fair value recognized in the nine months ended June 30, 2021 and June 30, 2020, cost of revenue as percentage of revenue decreased. This decrease in cost of revenue as a percentage of revenue was attributable to operational excellence initiatives through automation and new methodologies, as well as the divestiture of OpenMarket completed on December 31, 2020, as OpenMarket’s cost of revenue as a percentage of revenue was higher than the Company average.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $25.4 million, or 12.3%, to $231.6 million in the nine months ended June 30, 2021, from $206.2 million in the nine months ended June 30, 2020. Research and development expense increased as a percentage of revenue from 6.6% in the nine months ended June 30, 2020, to 7.2% in the nine months ended June 30, 2021, as we accelerate our investment in our cloud offering, 5G and network related innovation and developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $9.1 million, or 2.6%, to $361.2 million in the nine months ended June 30, 2021, from $352.2 million in the nine months ended June 30, 2020. The increase was primarily attributable to acquisitions completed in fiscal year 2020 which was partially offset by lower travel costs as a result of the COVID-19 restrictions. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the nine months ended June 30, 2021, increased by $2.6 million, or 4.5% to $60.5 million from $57.9 million in the nine months ended June 30, 2020. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in acquisition-related costs and to an increase in amortization of intangible assets due to acquisitions completed in fiscal year 2020, partially offset by a completion of amortization of previously purchased intangible assets.

Operating Income. Operating income decreased by $3.5 million, or 0.8%, in the nine months ended June 30, 2021, to $444.4 million, or 13.9% of revenue, from $447.8 million, or 14.4% of revenue, in the nine months ended June 30, 2020. The decrease in operating income was attributable primarily to the increase in research and development expense, partially offset by operational excellence initiatives and the divestiture of OpenMarket completed on December 31, 2020, during the nine months ended June 30, 2021. In addition, positive foreign exchange impacts on our revenue, resulted in a positive impact on our operating income.

Interest and Other Income (Expense), Net. Interest and other income (expense), net, changed from a net expense of $5.1 million in the nine months ended June 30, 2020 to a net expense of $9.7 million in the nine months ended June 30, 2021. The increase in interest and other income (expense), net, was primarily attributable to an increase in interest expenses related to financing activities which was partially offset by other net income and foreign exchange impacts.

Gain from sale of a business. Gain from sale of a business, for the nine months ended June 30, 2021, was $226.4 million, while there was no such gain in the nine months ended June 30, 2020. Please see Note 4 to our consolidated financial statements.

Income Taxes. Income taxes for the nine months ended June 30, 2021 were $96.2 million on pre-tax income of $661.1 million, resulting in an effective tax rate of 14.6%, compared to 17.9% in the nine months ended June 30, 2020. Absent the gain from sale of a business, the effective tax rate for the nine months ended June 30, 2021, would have been 13.0%. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $201.5 million, or 55.4%, to $564.8 million in the nine months ended June 30, 2021, from $363.4 million in the nine months ended June 30, 2020. The increase in net income was primarily attributable to the gain from sale of a business, net of tax.

Diluted Earnings Per Share. Diluted earnings per share increased by $1.64, or 60.7%, to $4.34 in the nine months ended June 30, 2021, from $2.70 in the nine months ended June 30, 2020. The increase in diluted earnings per share was primarily attributable to the gain from sale of a business, net of tax, which increased the diluted earnings per share for the nine months ended June 30, 2021, by $1.43, and, to a lesser extent low effective tax rate as well as to the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 11 to our consolidated financial statements.

Three Months Ended June 30, 2021 and 2020

The following is a tabular presentation of our results of operations for the three months ended June 30, 2021 compared to the three months ended June 30, 2020. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three months ended June 30,		Increase (Decrease)
	2021	2020	Amount	%
	(in thousands)
Revenue	$1,066,254	$1,026,201	$40,053	3.9%
Operating expenses:
Cost of revenue	689,370	681,725	7,645	1.1
Research and development	80,794	70,093	10,701	15.3
Selling, general and administrative	122,401	109,612	12,789	11.7
Amortization of purchased intangible assets and other	18,770	17,240	1,530	8.9

	911,335	878,670	32,665	3.7

Operating income	154,919	147,531	7,388	5.0
Interest and other income (expense), net	334	(2,417)	2,751	(113.8)

Income before income taxes	155,253	145,114	10,139	7.0
Income taxes	9,103	24,707	(15,604)	(63.2)

Net income	$146,150	$120,407	$25,743	21.4%

Revenue. Revenue increased by $40.1 million, or 3.9%, to $1,066.3 million in the three months ended June 30, 2021, from $1,026.2 million in the three months ended June 30, 2020. Revenue for the three months ended June 30, 2021 was positively affected by increased managed services arrangements including managed transformation activities, approximately 2.0% positive foreign exchange fluctuations impact, and activities related to acquisitions completed in fiscal years 2020 and 2021. The increase in revenue was partially offset by a decrease in revenue as a result of the divestiture of OpenMarket completed on December 31, 2020.

In the three months ended June 30, 2021, revenue from customers in North America, Europe and the rest of the world accounted for 64.3%, 14.6% and 21.1%, respectively, of total revenue, compared to 66.8%, 14.2% and 19.0%, respectively, in the three months ended June 30, 2020. Revenue from customers in North America remained stable during the three months ended June 30, 2021, while total revenue increased at a higher rate, which resulted in a decrease of revenue from customers in North America as a percentage of total revenue. This was primarily attributable to higher revenue from managed services activities from key customers in North America and to a lesser extent to activities related to fiscal year 2020 acquisitions, which was offset by the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in Europe increased during the three months ended June 30, 2021 and was positively affected by foreign exchange fluctuations impact. The increase in revenue from customers in Europe was primarily attributable to higher revenue from development and modernization activities while we expand our presence in this region, partially offset by the divestiture of OpenMarket completed on December 31, 2020.

Revenue from customers in the rest of the world increased during the three months ended June 30, 2021 and was primarily attributable to higher revenue from development and modernization activities.

Cost of Revenue. Cost of revenue consists primarily of costs associated with providing services to customers, including compensation expense and costs of third-party products, as well as fee and royalty payments to software suppliers. Cost of revenue increased by $7.6 million, or 1.1%, to $689.4 million in the three months ended June 30, 2021, from $681.7 million in the three months ended June 30, 2020. The Cost of revenue as a percentage of revenue decreased from 66.4% in the three months ended June 30, 2020, to 64.7% in the three months ended June 30, 2021, and was attributable to operational excellence initiatives through automation and new methodologies, as well as the divestiture of OpenMarket completed on December 31, 2020. The divestiture of OpenMarket completed on December 31, 2020 positively affected our cost of revenue as a percentage of revenue as, OpenMarket’s cost of revenue as a percentage of revenue was higher than the Company average.

Research and Development. Research and development expense is primarily comprised of compensation expense. Research and development expense increased by $10.7 million, or 15.3%, to $80.8 million in the three months ended June 30, 2021, from $70.1 million in the three months ended June 30, 2020. Research and development expense increased as a percentage of revenue from 6.8% in the three months ended June 30, 2020, to 7.6% in the three months ended June 30, 2021, as we accelerate our investment in our cloud offering, 5G and network related innovation and developing our digital offerings. Our research and development efforts are a key element of our strategy and are essential to our success, and we intend to maintain our commitment to research and development. An increase or decrease in our revenue would not necessarily result in a proportional increase or decrease in the levels of our research and development expenditures, which could affect our operating margin.

Selling, General and Administrative. Selling, general and administrative expense, which is primarily comprised of compensation expense, increased by $12.8 million, or 11.7%, to $122.4 million in the three months ended June 30, 2021, from $109.6 million in the three months ended June 30, 2020. Selling, general and administrative expense increased as a percentage of revenue from 10.7% in the three months ended June 30, 2020, to 11.5% in the three months ended June 30, 2021. The increase is mainly due to increase in account receivable allowances, increase in selling, general and administrative expense, attributable to acquisitions completed in fiscal years 2021 and 2020. Selling, general and administrative expense may fluctuate from time to time, depending upon such factors as changes in our workforce and sales efforts and the results of any operational efficiency programs that we may undertake.

Amortization of Purchased Intangible Assets and Other. Amortization of purchased intangible assets and other in the three months ended June 30, 2021, increased by $1.5 million, or 8.9% to $18.8 million from $17.2 million in the three months ended June 30, 2020. The increase in amortization of purchased intangible assets and other was primarily attributable to an increase in amortization of intangible assets due to acquisitions completed in fiscal years 2021 and 2020, partially offset by a completion of amortization of previously purchased intangible assets and, to a lesser extent, to a decrease in acquisition-related costs.

Operating Income. Operating income increased by $7.4 million, or 5.0%, in the three months ended June 30, 2021, to $154.9 million, or 14.5% of revenue, from $147.5 million, or 14.4% of revenue, in the three months ended June 30, 2020. The increase in operating income was attributable primarily to operational excellence initiatives and the divestiture of OpenMarket completed on December 31, 2020, partially offset by the increase in research and development expense during the nine months ended June 30, 2021. The impact of foreign exchange fluctuations on our operating income in the three months ended June 30, 2021, was immaterial.

Interest and Other Income (Expense), Net. Interest and other income (expense), net, changed from a net expense of $2.4 million in the three months ended June 30, 2020 to a net income of $0.3 million in the three months ended June 30, 2021. The increase in interest and other income (expense), net, was primarily attributable to an increase in other net income and foreign exchange impacts partially offset by interest expenses related to financing activities recorded in the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

Income Taxes. Income taxes for the three months ended June 30, 2021 were $9.1 million on pre-tax income of $155.3 million, resulting in an effective tax rate of 5.9%, compared to 17.0% in the three months ended June 30, 2020. Our effective tax rate may fluctuate between periods as a result of discrete items that may affect a particular period. Please see Note 10 to our consolidated financial statements.

Net Income. Net income increased by $25.7 million, or 21.4%, to $146.2 million in the three months ended June 30, 2021, from $120.4 million in the three months ended June 30, 2020. The increase in net income was primarily attributable to the decrease in income taxes coupled with the increase in operating income.

Diluted Earnings Per Share. Diluted earnings per share increased by $0.24, or 26.7%, to $1.14 in the three months ended June 30, 2021, from $0.90 in the three months ended June 30, 2020. The increase in diluted earnings per share was attributable to the increase in net income, and, to a lesser extent, the decrease in the diluted weighted average number of shares outstanding which resulted from share repurchases. Please see also Note 11 to our consolidated financial statements.

Liquidity and Capital Resources

Cash, Cash Equivalents and Short-Term Interest-Bearing Investments. Cash, cash equivalents and short-term interest-bearing investments, totaled $1,046.7 million as of June 30, 2021, compared to $983.9 million as of September 30, 2020. The increase was mainly attributable to $726.1 million positive cash flow from operating activities, reflecting healthy cash collections and the cash benefit of a multi-year strategic partnership agreement with T-Mobile, $289.0 million net cash received from sale of a business and $84.5 million of proceeds from stock option exercises, partially offset by $540.0 million repurchase of our ordinary shares, $149.6 million for capital expenditures, net, $131.9 million of cash dividend payment, $113.4 million payments for business and intangible assets acquisitions and $100 million repayment of short-term loan. Net cash provided by operating activities amounted to $726.1 million and $453.5 million in the nine months ended June 30, 2021 and 2020, respectively.

Our free cash flow for the nine months ended June 30, 2021 was $576.5 million and is calculated as net cash provided by operating activities of $726.1 million for the period less $149.6 million for capital expenditures, net (which included capital expenditures of $67.9 million as part of our investment in our new campus in Israel).

Free cash flow is a non-GAAP financial measure and is not prepared in accordance with, and is not an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures with similar names used by other companies. Non-GAAP measures such as free cash should only be reviewed in conjunction with the corresponding GAAP measures. We believe that free cash flow, when used in conjunction with the corresponding GAAP measure provides useful information to investors and management relating to the amount of cash generated by the Company’s business operations.

We believe that our current cash balances, cash generated from operations, our current lines of credit, loans, Senior Notes and our ability to access capital markets will provide sufficient resources to meet our operational needs, fund the construction of the new campus in Israel, loan and debt repayment needs, fund share repurchases and the payment of cash dividends for at least the next twelve months.

We have short-term interest-bearing investments comprised of marketable securities and bank deposits. We classify all of our marketable securities as available-for-sale securities. Such marketable securities consist primarily of money market funds, corporate bonds and U.S government securities, which are stated at market value. We believe we have conservative investment policy guidelines. Our interest-bearing investments are stated at fair value with the unrealized gains or losses reported as a separate component of accumulated other comprehensive income, net of tax, unless a security is impaired due to a credit loss, in which case the loss is recorded in the consolidated statements of income. Our interest-bearing investments are priced by pricing vendors and are classified as Level 1 or Level 2 investments, since these vendors either provide a quoted market price in an active market or use other observable inputs to price these securities. During the nine months ended June 30, 2021 and 2020, we did not recognize any credit losses. Please see Notes 6 and 7 to the consolidated financial statements.

Revolving Credit Facility, Loans, Senior Notes, Letters of Credit, Guarantees and Contractual Obligations. In December 2011, we entered into the unsecured $500.0 million Revolving Credit Facility. In December 2014, December 2017 and March 2021, the Revolving Credit Facility was amended and restated to, among other things, extend the maturity date of the facility to December 2019, December 2022 and March 2026, respectively. As of June 30, 2021, we were in compliance with the financial covenants and had no outstanding borrowing under the Revolving Credit Facility.

In addition, unassociated with the Revolving Credit Facility discussed above, in May 2020, we entered into an additional $100.0 million one year loan which was repaid in full in May 2021.

In June 2020, we issued an aggregate principal amount of $650.0 million in Senior Notes that will mature in June 2030 and bear interest at a fixed rate of 2.538 percent per annum (the “Senior Notes”). The interest is payable semi-annually in June and December of each year, commencing in December 2020. We incurred issuance costs of $6.1 million in relation to the Senior Notes, which are being amortized to interest expenses over the term of the Senior Notes using the effective interest rate. The Senior Notes are our senior unsecured obligations and rank equally in right of payment with all of our existing and future senior indebtedness, including any indebtedness we may incur from time to time under the Revolving Credit Facility. As of June 30, 2021, the noncurrent outstanding principal portion was $650.0 million, please see Note 13 to our consolidated financial statements.

As of June 30, 2021, we had additional uncommitted lines of credit available for general corporate and other specific purposes and had outstanding letters of credit and bank guarantees from various banks totaling $80.9 million. These were supported by a combination of the uncommitted lines of credit that we maintain with various banks.

We have contractual obligations for Long-term and Short-term debt and accrued interests, our non-cancelable operating leases, purchase obligations, pension funding and unrecognized tax benefits, the total net investment related to the construction of the new campus in Israel, summarized in the disclosure of contractual obligations set forth in our Annual Report on Form 20-F for the fiscal year ended September 30, 2020, filed on December 14, 2020 with the SEC. Since September 30, 2020, there have been no material changes in our aggregate contractual obligations mentioned above.

Capital Expenditures. Generally, 80% to 90% of our capital expenditures (excluding the investment in our new campus in Israel) consist of purchases of computer equipment, and the remainder is attributable mainly to leasehold improvements. Our capital expenditures were approximately $149.6 million in the nine months ended June 30, 2021 and were mainly attributable to investments in our operating facilities and our development centers around the world (including the investment in our new campus in Israel).

The total net investment we expect to make in connection with the construction of the new campus is estimated to be up to $350 million over a period of five years, starting with fiscal year 2018, out of which approximately $96 million was incurred in fiscal year

2018 by both us and our partner Union at equal portions (i.e. our net investment was approximately $48 million), $7 million was incurred by us in fiscal year 2019 (which is net of proceed of $9.7 million relating to the refund of betterment levy) and $63 million was incurred by us in fiscal year 2020. We expect to incur approximately $110 million in fiscal year 2021.

Share Repurchases. From time to time, our Board of Directors can adopt share repurchase plans authorizing the repurchase of our outstanding ordinary shares. On November 12, 2019, our Board of Directors adopted a share repurchase plan authorizing the repurchase of up to an additional $800.0 million of our outstanding ordinary shares with no expiration date. During the nine months ended June 30, 2021, we repurchased approximately 7.2 million ordinary shares at an average price of $74.67 per share (excluding broker and transaction fees). The November 2019 plan permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate. As of June 30, 2021, we had remaining authority to repurchase up to $138.5 million of our outstanding ordinary shares under the November 2019 plan. On May 12, 2021, our board of Directors adopted another share repurchase plan authorizing the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares which brings the aggregate unused authorization under both the November 2019 and the May 2021 plans to $1.138 billion. The May 2021 plan has no expiration date and permits us to purchase our ordinary shares in the open market or through privately negotiated transactions at times and prices that we consider appropriate.

Cash Dividends. Our Board of Directors declared the following dividends during the nine months ended June 30, 2021 and 2020:

	Dividends Per Ordinary Share		Total Amount
Declaration Date		Record Date	in millions	Payment Date
May 12, 2021	$0.36	June 30, 2021	$45.6	July 23, 2021
February 2, 2021	$0.36	March 31, 2021	$46.0	April 23, 2021
November 10, 2020	$0.3275	December 31, 2020	$42.9	January 22, 2021
May 7, 2020	$0.3275	June 30, 2020	$43.6	July 24, 2020
February 4, 2020	$0.3275	March 31, 2020	$43.7	April 24, 2020
November 12, 2019	$0.285	December 31, 2019	$38.4	January 24, 2020

On August 4, 2021, our Board of Directors approved the next quarterly dividend payment of $0.36 and set September 30, 2021 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 29, 2021.

Our Board of Directors considers on a quarterly basis whether to declare and pay, if any, a dividend in accordance with the terms of the dividend program, subject to applicable Guernsey law and based on several factors including our financial performance, outlook and liquidity. Guernsey law requires that our Board of Directors considers a dividend’s effects on our solvency before it may be declared or paid. While the Board of Directors will have the authority to reduce the quarterly dividend or discontinue the dividend program should it determine that doing so is in the best interests of our shareholders or is necessary pursuant to Guernsey law, any increase to the per share amount or frequency of the dividend would require shareholder approval.

Currency Fluctuations

We manage our foreign subsidiaries as integral direct components of our operations. The operations of our foreign subsidiaries provide the same type of services with the same type of expenditure throughout the Amdocs group. The U.S. dollar is our functional currency according to the salient economic factors as indicated in the authoritative guidance for foreign currency matters. We periodically assess the applicability of the U.S. dollar as our functional currency by reviewing the salient indicators.

During the nine months ended June 30, 2021 and 2020, approximately 70% to 80% of our revenue and approximately 50% to 60% of our operating expenses were in U.S. dollars or linked to the U.S. dollar. If more customers seek contracts in currencies other than the U.S. dollar and as our operational activities outside of the United States may increase, the percentage of our revenue and operating expenses in U.S. dollar or linked to the U.S. dollar may decrease over time, which may increase our exposure to fluctuations in currency exchange rates. In managing our foreign exchange risk, we enter from time to time into various foreign exchange hedging contracts. We do not hedge all of our exposure in currencies other than the U.S. dollar, but rather our policy is to hedge significant net exposures in the major foreign currencies in which we operate, when cost-effective.

PART II OTHER INFORMATION

Item 1. Changes in Securities, Use of Proceeds and Issuer Purchases of Equity Securities.

Ordinary Shares

The following table provides information about purchases by us and our affiliated purchasers during the three months ended June 30, 2021 of equity securities that are registered by us pursuant to Section 12 of the Exchange Act:

Period	Total Number of Shares Purchased	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(2)
04/01/21-04/30/21	290,147	$75.13	290,147	$206,561,950
05/01/21-05/31/21	324,015	$76.85	324,015	$1,181,662,979
06/01/21-06/30/21	543,493	$79.45	543,493	$1,138,483,878

Total	1,157,655	$77.64	1,157,655	$1,138,483,878

(1)	Excludes broker and transaction fees.
(2)

On November 12, 2019, our Board of Directors adopted a share repurchase plan for the repurchase of up to an additional $800.0 million of our outstanding ordinary shares and on May 12, 2021, adopted another share repurchase plan for the repurchase of up to an additional $1.0 billion of our outstanding ordinary shares, which brings the unused aggregate authorization to $1.138 billion. The authorizations have no expiration date and permit us to purchase our ordinary shares in open market or privately negotiated transactions at times and prices we consider appropriate.

Item 2. Reports on Form 6-K

The Company furnished or filed the following reports on Form 6-K during the three months ended June 30, 2021:

(1) Form 6-K dated April 1, 2021

(2) Form 6-K dated April 8, 2021

(3) Form 6-K dated May 13, 2021

(4) Form 6-K dated May 24, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMDOCS LIMITED

/s/ Matthew E. Smith
Matthew E. Smith
Secretary and Authorized Signatory

Date: August 16, 2021